EXHIBIT 12

ONEOK, INC.

COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	Three Months Ended March 31,
	2003		2002
	(Unaudited)
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$23,588		$23,732
Other interest	2,660		1,480
Amortization of debt discount and expense	2,329		970
Interest on lease agreements	2,370		1,751

Total Fixed Charges	30,947		27,933
Preferred dividend requirements	24,862		14,960

Total fixed charges and preferred dividend requirements	$55,809		$42,893

Earnings before income taxes and income from equity investees	$204,186		$115,578
Total fixed charges	30,947		27,933

Earnings available for combined fixed charges and preferred dividend requirements	$235,133		$143,511

Ratio of earnings to combined fixed charges and preferred dividend requirements	4.21	x	3.35	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle and discontinued operations plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.